Exhibit 21.01

Kenneth Cole Productions, Inc.
Affiliate Group Members
Subsidiaries at: 12/31/2011	Location of incorporation
Cole Tyson, Inc.	Virginia
IP Holdings Amsterdam, B.V.	Netherlands
KCP Consulting (Dongguan), Co. Ltd.	China
Kenneth Cole Asia, Inc.	Delaware
Kenneth Cole Canada, Inc.	Canada
Kenneth Cole Caribbean, Inc.	Puerto Rico
Kenneth Cole Caribbean, (USA) Inc.	Delaware
Kenneth Cole Consumer Direct, LLC	Virginia
Kenneth Cole International Services, LLC	Delaware
Kenneth Cole Productions, (LIC), LLC.	Delaware
Kenneth Cole Productions, Inc.	New York
Kenneth Productions, LLC	Delaware
Kenth, Ltd.	Hong Kong
Kenth Productions, LLC	Delaware
Le Tigre Consumer Direct, Inc.	Delaware
Le Tigre Financial, Inc.	Virginia